UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORTRESS INVESTMENT GROUP LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Shares, no par value

(Title of Class of Securities)

34958B106

(CUSIP Number of Class of Securities)

David N. Brooks, Esq.

Vice President, General Counsel and Secretary

1345 Avenue of the Americas

New York, New York 10105

(212) 798-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Joseph A. Coco, Esq.

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$100,000,000	$10,070

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $100,000,000 in aggregate of up to 23,529,411 Class A shares of Fortress Investment Group LLC at the minimum tender offer price of $4.25 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Fortress Investment Group LLC, a Delaware limited liability company (“Fortress” or the “Company”), to purchase for cash up to $100,000,000 of its Class A shares representing Class A limited liability company interests, no par value (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $4.75 per Share nor less than $4.25 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 5, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Fortress Investment Group LLC The address and telephone number of the issuer’s principal executive offices are: 1345 Avenue of the Americas, New York, New York 10105, (212) 798-6100.

(b) The subject securities are Fortress’s Class A shares, no par value. As of February 3, 2016, there were 221,183,518 Shares issued and outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares.”

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Fortress Investment Group LLC, the issuer of the Shares. The address and telephone number of Fortress are set forth under Item 2(a) above. The names of the directors and executive officers of Fortress are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Fortress are c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, New York 10105, (212) 798-6100.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — U.S. Federal Income Tax Considerations” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of Fortress are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Information regarding agreements involving Fortress’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 8 — Price Range of Shares” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Financing will not be required in connection with the Tender Offer.

(d) None of the consideration for the Tender Offer will be borrowed. Fortress will use cash and cash equivalents to fund the Tender Offer.

Item 8.	Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and Fortress is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 5, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 5, 2016.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 5, 2016.

(a)(1)(F)	Summary Advertisement, dated February 5, 2016.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of the Tender Offer, dated February 5, 2016.

(b)	None.

(d)(1)	Specimen Certificate evidencing the Company’s Class A shares (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.1).

(d)(2)	Form of Shareholders Agreement, by and among the Company, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.2).

(d)(3)	Amendment No. 1 to Shareholders Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 1, 2014 (File No. 001-33294), Exhibit 4.3).

(d)(4)	Form of Agreement Among Principals, by and among Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.1).

(d)(5)	Amended and Restated Tax Receivable Agreement dated February 1, 2007, by and among FIG Corp., FIG Asset Co. LLC, the entities set forth on the signature pages thereto and each of the parties thereto identified as partners (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.3).

(d)(6)	Certificate of Incorporation of FIG Corp. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.13).

(d)(7)	By-Laws of FIG Corp. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.14).

(d)(8)	Certificate of Formation of FIG Asset Co. LLC (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.15).

(d)(9)	Operating Agreement of FIG Asset Co. LLC (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.16).

(d)(10)	Amended and Restated Limited Partnership Agreement of Fortress Operating Entity I LP (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.17).

(d)(11)	First Amendment to the Amended Restated Agreement of Limited Partnership of Fortress Operating Entity I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.9).

(d)(12)	Second Amendment to the Amended Restated Agreement of Limited Partnership of Fortress Operating Entity I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.10).

(d)(13)	Amended and Restated Agreement of Limited Partnership of Fortress Operating Entity II LP (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.9).

(d)(14)	First Amendment to Amended and Restated Agreement of Limited Partnership of FOE II (New) LP (formerly known as Fortress Operating Entity II LP) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.10).

(d)(15)	Second Amendment to the Amended Restated Agreement of Limited Partnership of FOE II (New) LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.13).

(d)(16)	Third Amendment to the Amended Restated Agreement of Limited Partnership of the FOE II (New) LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.14).

(d)(17)	Amended and Restated Limited Partnership Agreement of Principal Holdings I LP (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.20).

(d)(18)	First Amendment to the Amended and Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.16).

(d)(19)	Second Amendment to the Amended and Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.17).

(d)(20)	Third Amendment to the Amended Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.18).

(d)(21)	Amended and Restated Exchange Agreement among FIG Corp., FIG Asset Co. LLC, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, Michael Novogratz, Adam Levinson, Fortress Operating Entity I LP, and Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 1, 2011 (File No. 001-33294), Exhibit 10.17).

(d)(22)	Joinder to Amended and Restated Exchange Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 1, 2014 (File No. 001-33294), Exhibit 10.20).

(d)(23)	Employment Agreement by and between Daniel Bass and the Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.24).

(d)(24)	Employment Agreement by and between David Brooks and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 28, 2008 (File No. 001-33294), Exhibit 10.25).

(d)(25)	Amended and Restated Fortress Investment Group LLC 2007 Omnibus Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.4).

(d)(26)	Form of Indemnification Agreement, by and between Fortress Investment Group LLC and the executive officers and directors of the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.6).

(d)(27)	Principal Compensation Plan, effective as of January 1, 2012 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.17).

(d)(28)	Employment, Non-Competition and Non-Solicitation Agreement of Peter L. Briger, Jr., dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.18).

(d)(29)	Employment, Non-Competition and Non-Solicitation Agreement of Wesley R. Edens, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.19).

(d)(30)	Employment, Non-Competition and Non-Solicitation Agreement of Randal A. Nardone, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.21).

(d)(31)	Employment, Non-Competition and Non-Solicitation Agreement of Michael E. Novogratz, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.22).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Vice President, General Counsel and Secretary

Date: February 5, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 5, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 5, 2016.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 5, 2016.

(a)(1)(F)	Summary Advertisement, dated February 5, 2016.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of the Tender Offer, dated February 5, 2016.

(b)	None.

(d)(1)	Specimen Certificate evidencing the Company’s Class A shares (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.1).

(d)(2)	Form of Shareholders Agreement, by and among the Company, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.2).

(d)(3)	Amendment No. 1 to Shareholders Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 1, 2014 (File No. 001-33294), Exhibit 4.3).

(d)(4)	Form of Agreement Among Principals, by and among Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.1).

(d)(5)	Amended and Restated Tax Receivable Agreement dated February 1, 2007, by and among FIG Corp., FIG Asset Co. LLC, the entities set forth on the signature pages thereto and each of the parties thereto identified as partners (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.3).

(d)(6)	Certificate of Incorporation of FIG Corp. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.13).

(d)(7)	By-Laws of FIG Corp. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.14).

(d)(8)	Certificate of Formation of FIG Asset Co. LLC (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.15).

(d)(9)	Operating Agreement of FIG Asset Co. LLC (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.16).

(d)(10)	Amended and Restated Limited Partnership Agreement of Fortress Operating Entity I LP (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.17).

(d)(11)	First Amendment to the Amended Restated Agreement of Limited Partnership of Fortress Operating Entity I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.9).

(d)(12)	Second Amendment to the Amended Restated Agreement of Limited Partnership of Fortress Operating Entity I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.10).

(d)(13)	Amended and Restated Agreement of Limited Partnership of Fortress Operating Entity II LP (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.9).

(d)(14)	First Amendment to Amended and Restated Agreement of Limited Partnership of FOE II (New) LP (formerly known as Fortress Operating Entity II LP) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.10).

(d)(15)	Second Amendment to the Amended Restated Agreement of Limited Partnership of FOE II (New) LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.13).

(d)(16)	Third Amendment to the Amended Restated Agreement of Limited Partnership of the FOE II (New) LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.14).

(d)(17)	Amended and Restated Limited Partnership Agreement of Principal Holdings I LP (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.20).

(d)(18)	First Amendment to the Amended and Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.16).

(d)(19)	Second Amendment to the Amended and Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.17).

(d)(20)	Third Amendment to the Amended Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.18).

(d)(21)	Amended and Restated Exchange Agreement among FIG Corp., FIG Asset Co. LLC, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, Michael Novogratz, Adam Levinson, Fortress Operating Entity I LP, and Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 1, 2011 (File No. 001-33294), Exhibit 10.17).

(d)(22)	Joinder to Amended and Restated Exchange Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 1, 2014 (File No. 001-33294), Exhibit 10.20).

(d)(23)	Employment Agreement by and between Daniel Bass and the Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.24).

(d)(24)	Employment Agreement by and between David Brooks and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 28, 2008 (File No. 001-33294), Exhibit 10.25).

(d)(25)	Amended and Restated Fortress Investment Group LLC 2007 Omnibus Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.4).

(d)(26)	Form of Indemnification Agreement, by and between Fortress Investment Group LLC and the executive officers and directors of the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.6).

(d)(27)	Principal Compensation Plan, effective as of January 1, 2012 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.17).

(d)(28)	Employment, Non-Competition and Non-Solicitation Agreement of Peter L. Briger, Jr., dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.18).

(d)(29)	Employment, Non-Competition and Non-Solicitation Agreement of Wesley R. Edens, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.19).

(d)(30)	Employment, Non-Competition and Non-Solicitation Agreement of Randal A. Nardone, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.21).

(d)(31)	Employment, Non-Competition and Non-Solicitation Agreement of Michael E. Novogratz, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.22).

(g)	None.

(h)	None.